Exhibit 99.3

On July 21, 2015, members of the Gaming and Leisure Properties, Inc. (“GLPI”) management team, including Peter Carlino, Chairman and Chief Executive Officer and Bill Clifford, Chief Financial Officer, held a teleconference to discuss the definitive agreement to acquire, subject to the terms and conditions thereof, substantially all of Pinnacle Entertainment Inc's (“Pinnacle”) real estate assets. Below is the transcript of the conference call.

CORPORATE PARTICIPANTS
Kara Smith ICR Inc. - IR
Peter Carlino Gaming and Leisure Properties Inc - Chairman & CEO
Bill Clifford Gaming and Leisure Properties Inc - SVP & CFO
Brandon Moore Gaming and Leisure Properties Inc - General Counsel

CONFERENCE CALL PARTICIPANTS
Demetri Typadis Barclays Capital - Analyst
Steve Wieczynski Stifel Nicolaus - Analyst
Cameron McKnight Wells Fargo Bank - Analyst
David Farber Credit Suisse - Analyst
Joe Greff JPMorgan - Analyst
Carlo Santarelli Deutsche Bank - Analyst
Shaun Kelley BofA Merrill Lynch - Analyst
George Smith Davenport & Company - Analyst

PRESENTATION

Operator

Greetings, and welcome to the Gaming & Leisure Properties conference call to discuss the acquisition of Pinnacle Entertainment, Inc.'s real estate assets.

(Operator Instructions)

As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Kara Smith of ICR. Please go ahead, Kara.

Kara Smith - ICR Inc. - IR

Good morning, everyone. Thank you for joining us to discuss GLPI's proposed acquisition of Pinnacle Entertainment's real estate assets.

On the call today, we have Peter Carlino, our Chairman and CEO, and Bill Clifford, our Senior Vice President and Chief Financial Officer. We have a presentation available on our website which provides additional details regarding this transaction.

Please note that certain matters discussed on today's call may include forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those anticipated as a result of a number of risk factors, including the ones identified on slide 2, as well as in our SEC periodic reports. Please take a moment to review this slide, and the information on slide 3.

And with that, I will turn the call over to Peter Carlino. Peter?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Thanks very much, Kara, and good morning, everyone. We appreciate you attending this call on such short notice. A couple of things I'll note: As usual, we have our entire team available on the line, and as always, to make sure our answers are as complete as they possibly can be. If you'll bear with us, we, as it turns out, are in three separate locations today, so we will try to orchestrate this smoothly despite that.

We are very pleased to announce this morning that we have reached an agreement with Pinnacle Entertainment to acquire their real estate assets -- land and buildings. This is a very exciting and transformational acquisition for GLPI. I want to begin by outlining the key benefits and our strategic rationale. After my remarks, Bill will review the transaction's financial details and structure, and then, of course, we will be available for Q&A.

First, the transaction brings together two highly attractive gaming real estate portfolios to create the third-largest publicly traded REIT in the United States. GLPI will have, through this process, will achieved enhanced scale, diversification and financial strength. Our combined shareholders will benefit from our increased revenue stability and dependable cash flow that will come from our long-term lease arrangements, most of which have a fixed rent structure.

In the first year after closing, we anticipate the transaction will deliver low double-digit percentage accretion to GLPI's pro forma AFFO per share, and enable us to increase our dividend per share at approximately the same range in the first full year. The addition of Pinnacle's real estate assets will give us 35 properties across 14 states. This expanded geographic portfolio will help us reduce market risk, which ties in really to the next and, I think, important point that GLPI is committed to maintaining a strong balance sheet, including a capital structure appropriate for an investment-grade credit rating, which we believe is strategically important to enable us to pursue a wide range of growth opportunities going forward.

We look forward to working with the Pinnacle team to complete this transaction in the first quarter of 2016. We have a tremendous amount of respect for the Pinnacle team, its leadership. They've built a terrific company, strong operating business, and we look forward to being their long-term partner.

So, I'm going to turn it over to Bill, and he will highlight the financial aspects of this arrangement. Go ahead, Bill.

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

Thanks, Peter. As you've seen, Pinnacle shareholders will receive a fixed exchange ratio of 0.85 GLPI common shares per Pinnacle share for OpCo, plus 1 share of OpCo common stock for each Pinnacle share they own today. The exchange ratio gives PropCo an implied enterprise value of $4.75 billion, implying 12.6 times initial PropCo adjusted EBITDA, or 13.2 times including transaction-related fees and expenses, what I typically refer to as friction costs.

We will enter into a 10-year triple net master lease agreement with Pinnacle that will have five subsequent five-year extensions, which are all at Pinnacle's option. In the first year after close, Pinnacle will pay us $377 million in rent, which will result in a lease coverage ratio of almost exactly 1.9 times adjusted property EBITDAR lease expense.

We will be capitalizing the new GLPI by raising additional equity and debt, and already have committed financing in place. That will include both the equity and the debt. Obviously, we expect to be raising the equity just shortly before the debt.

We expect our leverage ratio will be at or below 5.5 times. And in addition to the clear financial benefits, I note that larger REITs like the new GLPI with the recite portfolios, stable rent structures, clear access to capital, have higher valuations than their smaller peers, and we're hopeful this transaction moves us in that direction. The transaction will nearly double our enterprise value, and gives us a stronger platform to acquire future properties. Diversifying our tenant base and geographic profile has been a priority, and this transaction helps us achieve this important objective.

With the addition of Pinnacle's real estate assets, we will have a more balanced portfolio. We expect our EBITDA to increase by roughly 85% to an estimated $823 million annual rate for 2016. And the rent contribution from our largest tenant, which will still be Penn, is expected to drop to roughly 52%; so, it will be half.

Transaction allows Pinnacle to be well capitalized and positioned for future growth. Pro forma initial-year leverage at 3.5 or maybe slightly less. Beyond the transaction's immediate benefits, we believe our enhanced scale, diversification, balance sheet will enable us to take full advantage of market and strategic opportunities to deliver future shareholder value.

Let me conclude by saying the acquisition of Pinnacle's very nice properties is the next logical step for our strategy to expand our real estate portfolio, and one that positions us well for the future. With that, let me open the call for your questions. Operator?

QUESTION AND ANSWER

Operator

(Operator instructions)

Demetri Typadis, Barclays.

Demetri Typadis - Barclays Capital - Analyst

Hello, everyone. Thanks for taking my call. First off, congratulations. I'm sure you guys are all smiles over there today. Just curious, are there any constraints financial or otherwise, that would prevent you from pursuing other deals like this, deals being a portfolio the size of Pinnacle or so?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

I guess the quick answer is, no. Although, as you would well imagine our focus now into the immediate future is to get this one over the goal line. But no, I think our ambition is as broad and as serious as it has ever been. And no, we will not stop, not now, not even not in the middle of this. Look, this is a nice focus for us over the next year. It's very important but it is certainly not the end.

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

I think that's right. There are some limitations within the merger agreement that we can't do stuff that would be likely to materially delay or cause risk to getting this transaction done. However, given the very long lead times, one just in negotiating and two, to actually finalizing, I think for all practical purposes that Peter's answer is absolutely correct.

Demetri Typadis - Barclays Capital - Analyst

And just as a quick follow-up to that, I think the assumption had been that you guys were just going to continue to try to roll up all the gaming real estate. Can you just give us a quick refresh on your view towards pursuing non-gaming real estate?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Yes, I mean. We're going to -- and I think we've answered this many times before. I think we are going to stay focused right here at home in the gaming world so long as there remains opportunity there. I think Bill answered the question very well. We are completely focused on this portfolio. Look, this is a once in a lifetime opportunity, It's terrific assets, and with a company that is well-managed. It's positively a home run for us to be able to do this with them. I see other opportunity on the horizon within the gaming world. And I think we would be wise to stay there so as long as we still see that future. I have said, time and again, we will never say never. But, I think you can expect we're going to state pretty close to home until we can't.

Demetri Typadis - Barclays Capital - Analyst

Great. That's it for me. Thanks, guys.

Operator

Steve Wieczynski's, Stifel.

Steve Wieczynski - Stifel Nicolaus - Analyst

Hey, good morning guys. Peter, can you give us a little bit of background in terms of how this all came together and why it took so long for you guys to eventually get this done and maybe why your offer price continued to move higher at the end of the day?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

We haven't moved in quite a while in any significant way. I think the obvious answer for why it has taken so long is first, it's an extremely complex transaction. I'm going to let Bill speak to that in just a second. I don't think most folks recognized just how difficult and how complex it actually is. Particularly as this structure has evolved.

Secondly, I think when we first talked with Pinnacle about this, they had a plan to proceed down a path of their own. We suggested, maybe this is a good idea. And it took a lot of back and forth discussion over a period of time to sort of iron it out and frankly, to get to a transaction price and condition and circumstance that both parties could be happy with. I think it's the complexity more than anything else that has taken so long. Bill, what do you think?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

I would agree with that. I mean, a kind of flippant answer is merging two C corporations is usually about getting to price and arguing about the MAE language. And generally not a whole, on a relative basis, not that much more complicated than that. I mean that's oversimplification. I would say that this transaction has a number of moving pieces, tax implications being certainly major consideration. As well as simply the separation of the physical assets within the C Corp and then turning around what we are contemplating doing spending on OpCo then followed by a merger into the parent and all of the issues that go with that. I know everybody says oh, you guys have talked about how complicated these things are but they really are.

The other components I think, that caused this to move around is, there are a lot of moving pieces. There's a lot of levers to pull on this transaction, and I think as Peter fairly well articulated, although the movement, there's certainly been a lot of pieces moving around, we have also been moving the ratio as well as the rent being the two primary drivers. But as well as some allocation of some of the friction costs. And I think getting this all sorted out in a way that made sense for both parties was time-consuming.

Steve Wieczynski - Stifel Nicolaus - Analyst

Okay. Got you. Then one other question. Why, just out of curiosity, why is the one asset excluded? Why is Belterra Park sitting out there on its own?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Bill, go ahead. I have an answer but you're on a role.

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

The primary reason why we left Belterra with the operating company is because on a historical basis it has fairly low levels of EBITDA which meant that we really weren't paying very much for it. And what we were able to do by leaving it behind, was to take the tax basis of the property and transfer that to OpCo which will eventually save us taxes on the gain relative to the spend. That represented probably somewhere north of $50 million worth of tax savings. So even on a multiple basis, it seemed to make sense and quite candidly, we think it adds value for OpCo and will depreciated by the Pinnacle team.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Ironically, that was how it first began. We looked at it and said my gosh, if we took it at the transaction multiple, we'd be getting the thing for free and it really hadn't had a proper time to develop. So it made a lot of sense for us to suggest that keeping that would be beneficial to both parties.

Steve Wieczynski - Stifel Nicolaus - Analyst

Okay, great. Thanks, guys.

Operator

Cameron McKnight, Wells Fargo.

Cameron McKnight - Wells Fargo Bank - Analyst

Thanks very much. Good morning. Question first of all, for Peter or for Bill, you mentioned in the release at least low double digits in terms of accretion from this deal. Should we be thinking of accretion from future deals as being at least double digits or potentially higher?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

Wow, I will take that.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

It's hard to go higher than double digits. (Multiple speakers).

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

In so many ways, the right metric really isn't to measure the accretion level because a lot of that has to do with the size of the deal. If the next deal was the same size, we would certainly hope for more accretion. But, I think it is likely that if we were to do smaller deals that you would find that the accretion level might not be quite as much because obviously there will be north of 200 million shares outstanding in the Company when this transaction gets done.

I think the right way to measure it is really just to take a look between, this is the way my understanding that most REIT transactions get valued is where's your trading multiple and what's the acquisition multiple and to the extent that that's accreted, that's a good deal. Certainly, the more transactions we can get done with the higher spread, the better.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

I would emphasize, there is no pattern here. Every transaction is different. The importance of this transaction may differ and will differ perhaps dramatically from the next one off that we do which is a whole lot less important. We will want to do it and we will find it appealing, but it is going to be at margins that are a little bit broader. I think you have to look at the strategic value of this transaction, the power of the assets, the diversification and so forth. And I think as we believe, this is transformational and one that solidifies us as a very significant power in the triple net world.

Cameron McKnight - Wells Fargo Bank - Analyst

Right. So it's fair to say that the blended multiple of a roundabout 10 times reflects the fact that this is A, big portfolio deal but B, there is also an OpCo that will be a viable standalone publicly traded company at the end of the day as well as that. Is that fair?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

Yes, I think when you mean blended you mean between -- well, we don't really know where OpCo's going to trade. Assuming it trades somewhere in the range of 10. That blended multiples, right? We really look at what's our multiple that we are paying and what's our rent coverage and obviously, between the 12.7 and the 13.2. Obviously we would rather focus on the 12.7 but friction costs really, again, as we've talked about before, a major component to getting transactions done. To the extent we can get more transactions done with this spread at least as wide as this one, I think our stock will react very favorably.

Cameron McKnight - Wells Fargo Bank - Analyst

Great. Thanks. And then one last question from me. Again, for Peter or for Bill. One question we get from investors a lot, is how should we think about regional gaming? How should we think about top line, bottom line conditions? Is the industry growing? How do you guys view the regional gaming recovery given we have had three or four good month of results? And how much higher do you think industry EBITDAR could be within the next 12 months?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

That's a question I don't want to answer. But look, the obvious answer is that there appears to be -- a couple of good month our data points are not necessarily a trend. But, one gets the sense that there is growing strength in the regional business and I think feeling pretty optimistic about that. In absolute terms, new construction opportunities are probably going to be limited. But, we still expect that trends will continue to improve. Beyond that, I think it's just too far out for us to guess. I think from GLP's point of view there should be a lot of consolidating opportunities going forward irrespective of what happens with the market.

Cameron McKnight - Wells Fargo Bank - Analyst

Perfect. Thanks very much.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Thank you.

Operator

Thank you.

David Farber - Credit Suisse - Analyst

Good morning, guys. How are you?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Good morning.

David Farber - Credit Suisse - Analyst

Good morning. Congrats on this deal. I had a couple of questions. First, on the structure side, Bill. I was hoping maybe you could compare the structure here versus the original PENN National structure. Any notable differences, protections or anything in place that maybe you could highlight for us? And then I had a couple of followups. Thanks.

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

I assume you're talking about the lease structure?

David Farber - Credit Suisse - Analyst

Correct. As well as in general the structure via lease or anything you could sort of highlight. The difference between this and Pinnacle. Thanks.

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

The PENN transaction, yes. The lease structure is I think probably about 99.9% the same as PENN's out of the 100 and some page document. A couple of notable differences I guess, is that the reset period for the rent adjustment, where at PENN it's five years, for Pinnacle, it's two years. The other concept is that there isn't any component of the Pinnacle transaction with the higher, PENN has a 20% monthly adjustment on Columbus and Toledo. There is no such provision within the Pinnacle's transaction.

There are some other small differences. But I think quite candidly, they are fairly de minimis and probably not of great concern to anybody. If I spoke earlier, it's 10 -- the other component is that there is a 10-year versus a 15-year initial term but the length of the lease is the same. Again, I don't think that's of really much consequence in terms of the renewal periods.

Relative to the other components, obviously, one of the bigger differences here is that when we did the spin out between GLPI and PENN, PENN as the operating company was the remaining entity and GLPI was spun out. In this scenario what we're going to be doing is we're going to be spinning out the OpCo, we won't obviously manage a team, Pinnacle will be. They will be spinning out OpCo first, and then, -- and with that comes a little bit different complexities relative to operational transitions and contracts and what not and then we will be acquiring the parent after the spin.

Other than that, very similar transactions I think. And the reason we did it this way, was obviously to help solve for some tax problems. It also -- some people have expressed some concern that the Pinnacle NOLs would be going away but the reality is, on the spin they will be getting a stepped-up basis of the NOLs as well as to the extent that we pay gain above and beyond the NOLs, their assets will get stepped up actually higher than their NOLs. So in the end they should be, from a tax perspective, in very good shape going forward with a higher asset level basis for depreciation.

David Farber - Credit Suisse - Analyst

Okay. That's a lot and helpful. Thank you. The other question we had was the regulatory environment with respect to licensing. So, we're just not familiar with the process. You'll obviously have some overlapping states. Maybe you could just quickly high-level talk about what you envision for the licensing. Will there be issues from now being the REIT on a couple of overlapping states? Any thoughts around that in terms of future growth? That would be helpful and then just one other question and that's it for me. Thanks.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

The quick answer is there ought not to be because in the end, we are nothing more than a vendor. Brandon Moore, our General Counsel, is on the wire. Brandon, you want to speak to that?

Brandon Moore - Gaming and Leisure Properties Inc - General Counsel

Yes, at this point we have been in contact with all of the key regulatory agencies that will be involved in approving this transaction. Most of which were involved in the PENN spin out. Unlike with PENN where we were new to the REITs in gaming were new to the space and there was a lot of questions surrounding what was a REIT and how it would interact in the gaming space. We are obviously over that hurdle, and I think to date, we've received some pretty positive feedback from the regulatory agencies we're working with. And we will continue to work with them and don't foresee any major problems at the moment.

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

The other thing I would highlight is because of the REITs generally aren't subject to some of the FTC concerns, generally speaking, as a carve out. And certainly a triple net lease structure puts us in a position much more like a financing arm than an operating arm.

David Farber - Credit Suisse - Analyst

Very good. That's great. And then, just lastly, I don't know if this is better for Peter or for Bill. But I'm certainly curious to hear any thoughts that you have. You have sort of been the first and only mover in the REIT side in lease and gaming and there is the potential for some more to come. I'm just curious if you envision the transactional side of this business being any different if there are more guys in place? Or have any thoughts around that? And then that's it for me. Thanks so much.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

You know, it's hard to -- it's just so hard to speculate what might be. I think that, as I emphasized in my earlier talking points, that scale will matter. Maintaining an investment grade profile, keeping that objective in mind is going to be critically important to being competitive in this world. And I don't think that we are going to spend a whole lot of time staying up at night thinking about what might be. We have this transaction in hand and excited about it. Were going to charge ahead and get it done and subject to the limitations as Bill points out, that we must remain focused on this and nothing that could jeopardize our transaction with Pinnacle. It's business as usual. We will be looking around the world of opportunity looking down in the future and we will confront those challenges when we get there. But I like being able to do that, quite frankly, with the scale we will have achieved with this terrific transaction.

David Farber - Credit Suisse - Analyst

Very good. Congrats again and thanks for the time.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Thank you.
Operator

Joe Greff, JPMorgan.

Joe Greff - JPMorgan - Analyst

Good morning, guys. I think you answered this in a few different questions. But, the difference between what you've announced today and what you then what you proposed on July 7, can you talk about what details or change? You mentioned taxes, you mentioned some shifting of leverage or implied from your presentation, some shifting of leverage at OpCo going down relative to what you had before. But what was the major issues that you all talked between today and July 7? Thanks.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Bill?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

Yes, I'll take that. In a nutshell, there $52 million of additional debt that we are taking on versus what we had represented on July 7. As I would say, the -- probably 95% of the difference between the two presentations from July 7 which had, we already had reflected the higher rent level and obviously, the multiple from a consideration perspective. That's about it.

Joe Greff - JPMorgan - Analyst

My question has been answered. Thanks guys and congratulations

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

Thank you.

Operator

Carlo Santarelli, Deutsche Bank.

Carlo Santarelli - Deutsche Bank - Analyst

Hey everyone. Good morning and congratulations. As you think about the capital structure going forward, 5.5 times leverage has been kind of the level you have spoken about at the time of the split obviously, with this transaction. Has your thought process around the leverage of the Company changed at all given scope size, opportunity set, things of that nature?

And then just a quick followup, which I'll ask now and just listen. What are the maybe two, three most important lessons that you learned from this transaction? The first, what I would call large-scale transaction you've done now, under this enterprise?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Let me take that first and then I will let Bill go to the first question. I don't know that there's any particular lesson that one learns from a transaction. I mean, obviously, there can be things, mistakes made, opportunities missed, or a thousand. But none of which bodily applies here. I think the point I'm trying to make is every transaction is different. You know it when you see it. Every situation is different. So I'm just going to leave it at that.

I don't expect that if I look back over the years, there's probably no two transactions, and we've done a lot of them, that have ever been the same. Personalities are different, properties are different, circumstances are different, states are different, I could give you 1000 variables. I don't think there's -- this has gone I think very well given where we started with this transaction and I think we gave some explanation about the time it took to walk our way through some very, very, very complex structures. And, it took a tremendous amount of cooperation from Pinnacle and it's team which by the way, we've got all along the way. This was not an easy one to put together. The next one maybe, let's hope, a bit easier. But each is going to be different. And at that sort of a vague answer but that's as good as it gets. Bill, do you want to work on --?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

The capital structure, I think listen, we're very focused on the whole name of the game in the real estate business, or at least our perception of it, is that it's about paying a fair price and keeping your cost of equity and data at the absolute lowest levels possible. And we are highly focused that, in this scenario, which is different than a traditional C Corp where the difference between your cost of debt and your cost of equity is not nearly as significant as it is in normal C Corps with our lower cost of equity. And then compared with debt, which has interest which doesn't have, you don't have any tax benefits because we are not a taxpaying entity. You therefore, compare the two growth spreads.

What we find is that although it certainly can be slightly better if you take high leverage up a little bit. But it doesn't outweigh, in our minds anyway, the benefit of long-term safety and security which is what we think is going to drive our share value in the future. That when people truly understand how safe and secure the rent stream is as well as the dividend stream. And then, I think we'll be amply rewarded. That will, hopefully this transaction will be one of the first things that helps people understand that concept. But obviously, if we can get a few more transactions done that would be even more helpful.

I think we are going to remain focused on keeping a very conservative balance sheet. Recognizing that in our new world, I guess it's almost years old, raising equity is a big part of every transaction. And we will plan on doing so in the future. Obviously, the trick is to make sure that what we're paying, when we're paying for something as significantly has a nice spread to it anyway to what we're raising equity at.

Carlo Santarelli - Deutsche Bank - Analyst

Great. Thank you, Bill. And then, if I could, just one followup as you mentioned the equity raise. Could you guys provide us with any color on timing of the equity raise congruent with this transaction?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

I think we'll be looking forward. There are a number of SEC documents that need to be filed and prepared, an S-4 and the other side has to do that as well. We do plan, I can't tell you exactly what the time will be. I don't think it will be for several months just because of the amount of work and the review periods that are involved. But it would be our plan to raise the equity ahead of the debt. I'm going to leave the exact timing of that. Because it will obviously be a function of what's the timing when we're permitted to go forward? And what I mean by permitted, I mean having all of our SEC approvals.

And then, what's the market looking like and where are we at relative to them putting that in place and how much negative carry do we want to have. And by negative carry is obviously when you issue a bunch of shares without any corresponding rent increases, it puts pressure on the dividend. Not to say that we can't bridge that gap a little bit but, obviously we would not look to take the dividend down so we would have to raise the funding for some additional shares to help keep the dividend intact for the benefit of the existing shareholders. I would guess, this is the end of the year, beginning of the year next year type timing.

Carlo Santarelli - Deutsche Bank - Analyst

That's helpful. Thank you very much, Bill.

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

You're welcome.

Operator

Shaun Kelley, Bank of America Merrill Lynch.

Shaun Kelley - BofA Merrill Lynch - Analyst

Hi, guys. Good morning and congratulations on the deal. So, just a couple of things that you've already covered a lot of ground. One would be, specifically, can you just remind us on the rent reset? You talked about, I think it was five years for PENN, two years for Pinnacle in this transaction. What's the period or the preceding period under which that is measured for both companies?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

For PENN, it's for the last five years and for Pinnacle it will be for the last two.

Shaun Kelley - BofA Merrill Lynch - Analyst

Okay. So that's -- so it's an average over that period, Bill?

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

Correct.

Shaun Kelley - BofA Merrill Lynch - Analyst

Okay, great. And my only other question and you sort of alluded to this as it relates to this transaction. You talked about the FTC or concentration issues a little bit and you don't think that'll be an issue. But, I'm curious, could that be at all a bigger issue as you look at doing other acquisitions out there beyond these assets accrual? You have some comfort level with what you're doing here, but do you worry at all? I mean take Missouri as an example where now I believe you'll probably have basically four properties serving those St. Louis market. Could that run into an issue where you are sort of filled up on a single market? Or vice versa strategically would you not want any more concentrations to that market just as a real estate owner? That would be helpful.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

From an ownership standpoint, we'd gladly own every property in the United States in every city. Again, it has no bearing. The cash flow that we receive, as you know, is the first cash flow out of the properties. We are in a preferred position which is what allows us, by the way, to keep the financial structure that we want to maintain.

Let me just reflect back a second to the earlier question. We're not confused that we no longer an operating business. We're a financial business. And the financial strength of our Company will have everything to do with how well we train, how much value we create for shareholders, our ability to do new transactions, our ability to access capital markets, both debt and equity, et cetera, et cetera. We're going to be highly focused going forward on the quality of our financial condition.

Again, I don't think from a financial risk point of view, having multiple properties in a particular community is a problem. Don't think the FTC is going to think so either since we have absolutely no operating influence and we believe that to be the case. Again, let me turn to Brandon Moore to give you a more likely view perhaps. Brandon?

Brandon Moore - Gaming and Leisure Properties Inc - General Counsel

I think you said it well, Peter. I think the key for us is that as a triple net REIT and under the lease structure that we have both with PENN and now, one proposed with Pinnacle, we don't have any interest in the operation or control of the business. And I think those are the key elements that cause the FTC some concern. And here, we're really a passive land owner.

Shaun Kelley - BofA Merrill Lynch - Analyst

Perfect. Thanks guys.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Thank you.

Operator

George Smith, Davenport.

George Smith - Davenport & Company - Analyst

Good morning and I'm sorry if this was asked earlier. But I'm wondering if this improvement in the regional environment and the concurrent improvement in equity values has some more people expressing a willingness to talk to you given that they're not talking to you at the bottom, if you will?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

That's hard to gauge. And to be candid, although we have certainly talked and have ongoing conversations with others, as you would guess, our total or mostly total focus has been with Pinnacle. It being such an important and transformational transaction. So time will tell. But again, I'm going to bet that with the scales that we can now present with the credit quality of our Company, that Bill well highlighted we wish to maintain, that we should be a formidable force in the -- in this world. But time will tell. It's a day at a time. Bill, do you want to --

Bill Clifford - Gaming and Leisure Properties Inc - SVP & CFO

No, I don't really have much to add to that. I think you said it very well.

George Smith - Davenport & Company - Analyst

I guess related Peter, to what you just said, in doing this, you clearly removed what would have been a competitor and really solidified your size and dominance. And you have others out there in the industry who clearly recognize the value of their real estate and want to do something may have been considering a REIT conversion. Do you think given your scale that they reconsider that? I guess a long way of asking, do you become more of a go to?

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Well, the quick answer would be, I would hope so. But it's just way too early to tell.

George Smith - Davenport & Company - Analyst

All right, thanks a bunch.

Operator

We have reached the end of our question-and-answer session. I'd like to turn the floor back over to Management for any further or closing comments.

Peter Carlino - Gaming and Leisure Properties Inc - Chairman & CEO

Let me just say this at first, thanks for everyone who's dialed in today. This has been a long road to get this together and to work through the complexities with Pinnacle and its entire team. I understand you're going to be hearing from them in I guess, it looks now like 15 to 20 minutes. But I must say that Bill expressed it quite well. This has been a very, very complex transaction. I'm not sure anyone will quite realize just how difficult it's been. And, it is worth noting, that it would not be possible, would not have been possible without very, very strong cooperation from the Pinnacle team along the way. They have given us that and we've gotten to the goal line. We couldn't be happier. And with that, I guess we will say thanks, and it looks like we'll be talking to you again soon with our next earnings release. Thanks very much.

Operator

That does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.

Forward Looking Statements
Forward-looking statements in this document are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Gaming and Leisure Properties, Inc. (“GLPI”) (NASDAQ: GLPI) and its subsidiaries (“GLPI”) and Pinnacle Entertainment, Inc. and its subsidiaries (“Pinnacle”) (NYSE: PNK) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include information concerning GLPI’s and Pinnacle’s business strategy, plans, and goals and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could’ are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect future results and could cause actual results to differ materially from those expressed in such forward-looking statements: the ultimate outcome and results of integrating the assets to be acquired by GLPI in the proposed transaction with Pinnacle; the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction GLPI’s and Pinnacle’s financial condition, operating results, strategy and plans; and additional factors discussed in the sections entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in GLPI’s and Pinnacle’s respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of GLPI and Pinnacle. Neither GLPI nor Pinnacle undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, GLPI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. GLPI and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants
GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.